BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.
OUR FILE NUMBER
144,688-017
June 2, 2009
WRITER’S DIRECT DIAL
VIA FACSIMILE AND EDGAR		(415) 984-8793

Peggy Kim, Special Counsel		WRITER’S E-MAIL ADDRESS
Office of Mergers & Acquisitions		bchristensen@omm.com
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Cell Therapeutics, Inc.
Amendment No. 4 to Schedule TO-I filed May 20, 2009
File No. 5-48459

Dear Ms. Kim:

On behalf of Cell Therapeutics, Inc, a Washington corporation (“CTI” or the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated May 27, 2009 (the “Comment Letter”). For ease of reference in this letter, the Staff’s comments contained in the Comment Letter appear in bold directly above CTI’s responses.

Offer to Exchange

1. We note your response to comment one in our letter dated May 19, 2009. Please revise to disclose that in the event that the offers are oversubscribed, the notes will be accepted on a pro rata basis for each class of convertible notes.

Response:

The Company will amend and restate its Schedule TO-I filed May 12, 2009, as amended and supplemented through the date hereof (the “Schedule TO-I”), and the other documents relating to the exchange offer described in its Schedule TO (the “Exchange Offer”) to change its “Modified Dutch Auction” tender offer to a tender offer for any and all of the approximately $118.9 million outstanding principal amount of five series of its convertible notes in five separate but concurrent exchange offers (each, an “Exchange Offer” and together, the “Exchange Offers”). As a result of the amendment and restatement to the “any and all” Exchange Offers, an “oversubscription” is not possible and the Company has not included any reference to acceptance of Notes on a pro rata basis.

Peggy Kim, Special Counsel, June 2, 2009 - Page 2

2. We note your response to comment two in our letter dated May 19, 2009; however, we reissue our comment. The two-no action letters that you refer to in your response, TXU Corporation (September 13, 2004) and Lazard Freres (August 11, 1995) do not involve modified Dutch auctions. We note that modified Dutch auction pricing provides less visibility to investors about the value that they will receive, since it merely establishes a range of prices at the outset without providing any visibility during the offer as to likely outcomes. In addition, in your offer, investors will not know the 10-day VWAP upon which the stock consideration depends until the sixth trading day prior to the expiration of the Exchange Offer. Please address Rule 13e-4(f)(1)(ii) and why you believe that six trading days is sufficient time for investors to consider the pricing information and to tender, withdraw, or alter their special Exchange Consideration.

Response:

The Company will amend and restate the Schedule TO-I to reflect its offer to exchange (i) $134.50 cash, and (ii) 458 shares of the Company’s common stock for each $1,000 principal amount of Notes validly tendered and not withdrawn in each Exchange Offer (the “Exchange Consideration”). The Exchange Consideration will be the same for each Exchange Offer. As a result of the amendment and restatement, the Company will extend the expiration date of the Exchange Offers for at least ten trading days after the Exchange Consideration is disclosed to security holders.

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If you have any questions regarding this letter, please feel free to contact me at (415) 984-8793.

Sincerely,

/s/ C. Brophy Christensen

C. Brophy Christensen

of O’MELVENY & MYERS LLP

CBC:TAH

cc:	James A. Bianco, M.D.
Louis A. Bianco

SF1:766781.3